EXHIBIT 11

AFLAC INCORPORATED AND SUBSIDIARIES
Computation of Earnings Per Share
Three Months Ended March 31,

	2003	2002

Numerator (in millions):
Basic: net earnings applicable to common stock	$237	$183
Diluted: net earnings applicable to common stock	237	183

Denominator (in thousands):
Average outstanding shares used in the computation
of earnings per share - basic	514,565	519,473

Average outstanding shares used in the computation
of earnings per share - basic	514,565	519,473
Dilutive effect of stock options	9,903	10,154

Average outstanding shares used in the computation
of earnings per share - diluted	524,468	529,627

Earnings per share:
Basic	$.46	$.35
Diluted	.45	.34

EXH 11-1